OFI Global Asset Management, Inc.

225 Liberty Street, 16th Floor

New York, New York 10281-1008

July 29, 2015

Via Electronic Transmission

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Mr. Williamson:

Thank you for your comments, provided by phone on July 21 and 23, to the amended registration statement on Form N-1A (“Registration Statement”) for Oppenheimer Global Multi-Asset Growth Fund (the “Fund” or “Registrant”) filed on July 10, 2015. We have included each of your comments in italics below, followed by our response. Comments (and their respective comment numbers) referred to below correspond to those provided in your May 29, 2015 comment letter (the “Comment Letter”), which were addressed initially in the Fund’s July 10, 2015 response letter (the “Response Letter”). Headings used below correspond to those used in your Comment Letter.

Fees and Expenses of the Fund, page 3

1.               Please confirm the Annual Fund Operation Expenses. In particular, if the expense waivers exclude acquired fund fees and expenses (AFFE), then total account fees should be higher by 41 basis points.

We confirm that the Annual Fund Operating Expenses, as estimated, are properly reflected in the expenses table. We note that not all AFFE is excluded from the waiver/reimbursement because – as disclosed in the footnote to the fee table and in the “Advisory Fees” section of the statutory prospectus, the Manager has agreed to also waive fees and/or reimburse fund expenses in an amount equal to the indirect management fees incurred through the Fund’s investments in affiliated funds.

2.               Please confirm supplementally whether any fees waived or expenses reimbursed by the Manager will be subject to recoupment.

The Fund confirms that no fees waived or expenses reimbursed by the Manager will be subject to recoupment.

Principal Investment Strategies, page 3

3.               We reissue Comment No. 8 from the Comment Letter, with regard to the determination of whether an investment is economically tied to a particular country. Please disclose a quantitative threshold (majority or numerical test). If you disagree, please explain how you considered footnote 26 of the adopting release for Rule 35d-1.

We respectfully decline to add the disclosure. Upon further consideration of the comment, we continue to believe that the Commission was clear in both the body of the adopting release and footnote 26 that such a threshold may not always be appropriate. Footnote 26 acknowledges the possibility that an investment that does not meet the two-part test set forth in Rule 35d-1 could nevertheless provide exposure to the geographical area identified by the fund’s name. The Commission gave as an example a fund’s use of a foreign stock index futures contract – precisely the type of investment this global-focused Fund could be expected to use – as providing exposure. The Commission further stated in that footnote: “if an investment company uses a criterion that requires qualifying investments to be in issuers that derive a specified proportion of their revenues or profits from goods produced or sold, investments made, or services performed in the applicable country or region, or that have a specified proportion of their assets in that country or region, the Division . . . .would expect the proportion used to be at least 50%, in order for the investments to be deemed to be tied economically to the country or region.” (Emphasis not in original.)

Based on the above, we do not read footnote 26 to impose a requirement. For the very reason illustrated in the example, the Fund believes adding a threshold like the one suggested would be unduly restrictive in a manner inconsistent with both the Fund’s investment strategies and the Commission’s explicit acknowledgement that flexibility must be accorded certain investments.

More About the Fund, page 11

4.               We request clarification with respect to the response to Comment #14. Please clarify what is meant by the term “traditional private equity control positions.” Since the Fund will be diversified, how does it plan to comply with Section 5(b)(1) of the Investment Company Act.

The term “traditional private equity control positions” has been deleted. The Fund intends to comply with Section 5(b)(1) of the Investment Company Act by investing at least 75% of its total assets in cash and cash items (including receivables), government securities, other investment companies, and other securities of which the investment in any one issuer will not be greater than 5% of the Fund’s total assets and no greater than 10% of an issuer’s outstanding voting securities.

5.               Regarding Comment #17, please tell us the basis of the belief that the requirements under Rules 485, 497 and 498 under the Securities Act would constitute the framework for providing adequate notice to existing investors.

As indicated in the Response Letter, the Fund’s name does not subject it to Rule 35d-1, which imposes a 60-day notice requirement. Outside of that rule’s requirement, we are not aware of any rule that defines or equates a 60-day notice period as “required” or “adequate notice.” Rule 485(b) provides that changes deemed to be non-material by the Fund can become effective immediately upon filing under the rule, thereby effectively providing that adequate notice of non-material changes can occur in the annual update of the prospectus and SAI. Rule 485(a) requires material changes to be publicly filed between 60 to 95 days (depending on the type of change) before the effective date of the change; but even under this rule, Commission staff can shorten the 60-day period via approval of an acceleration request. Rules 497 and 498, working together, require that changes to the Fund’s statutory and summary prospectus, including prospectus supplements, be publicly filed with the Commission, and the timeframes for doing so.

The concept behind the notice requirement of Rule 35d-1 is that the name of a fund is so emblematic to an investor as to the nature of his or her investment that special notice would be required to change its meaning, even if the name were not specified as “fundamental.” That degree of importance does not apply to every disclosure, and does not apply here. Consistent with the framework of timing implications described above, the Fund determines what adequate notice is based on the materiality of the change. There could be instances when the Fund would notify shareholders of a change more than 60 days out; in other instances the precise change, although impacting an investment policy, may not be material to the investment decision in a way that shareholders need to be made aware of 60 days in advance.

About the Fund’s Wholly-Owned Subsidiary, page 33

6.               We reissue Comment #18, in part, with respect to the second bulleted item concerning disclosure that each investment adviser to the subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under section 2(a)(20), and the fourth bulleted item concerning disclosure that the subsidiary complies with provisions relating to affiliated transactions and custody (relating to Section 17) and identified the custodian of its assets. Please reconsider those comments, including adding the requested disclosure to the SAI in lieu of adding it to the prospectus.

We respectfully decline to add the requested disclosure to the prospectus or the SAI. The explicit purposes of (i) the prospectus is to provide investors with essential information that helps them make informed investment decisions, and (ii) the SAI is to provide additional information not required in the prospectus that some investors may find useful. (Form N-1A, General Instruction C.2). According to General Instruction C.1.:

“[D]isclosure requirements in Form N-1A are intended to elicit information for an average or typical investor who may not be sophisticated in legal [matters] . . . .[r]esponses to the Items in Form N-1A should be as simple and direct as reasonably possible and should include only as much information as is necessary to enable an average or typical investor to understand the particular characteristics of the Fund. The prospectus should avoid: including lengthy legal [discussions]. . . or simply restating legal or regulatory requirements to which Funds generally are subject. Avoid . . . legal terminology.”

The disclosure being proposed for addition is not required, and consistent with the General Instructions to Form N-1A, we continue to believe that the requested disclosure is immaterial to an investor’s decision to invest in the Fund and adds clutter and potential confusion to the documents. Therefore, we believe it is neither essential nor useful. Furthermore, as Commission staff is acutely aware, sections 15 and 17 are core anchors of the Investment Company Act that continually raise particularly complex legal issues on an ongoing basis; thus the addition of such disclosure could put the Fund’s customer service staff and financial intermediaries in the risky position of fielding questions that are necessarily legally complex in nature and for which they are not appropriately trained or informed to undertake.

Statement of Additional Information

7.               In the Statement of Assets and Liabilities, please confirm that the amount of $18,200 under the line item heading “Organizational and initial offering costs” is only for organizational costs.

The amount includes organizational and initial offering costs. However, as reflected in Note 2 to the financial statements, because the Manager assumes those costs and has agreed to reimburse the Fund for them, the Fund believes those costs are appropriately reflected in the financial statements.

Part C

Exhibits

8.               Generally, the Commission staff reminds the Fund that the consent of the registered independent auditor should be dated no more than five business days prior to the date of filing.

The Fund acknowledges the Commission staff’s reminder.

Exhibit 99.A

9.               Regarding the response to Comment #26, please file the Declaration of Trust as indicated in the Response Letter.

We have filed the Declaration of Trust with the amended Registration Statement.

10.            Regarding Comment #27, please tell us whether you may assert or intend to assert the section 8.11 waiver of jury trial provision under federal securities laws.

The Fund would consider to what extent Section 8.11 may be asserted, or would be intended to be asserted, to a claim raised under any federal (or state) securities laws at the time such claim is filed based on a consideration of specific facts, circumstances, motions, venues, then-current authoritative decisions and other factors that are not readily contemplated at this time. We note that the Fund’s Declaration of Trust is a statutorily required instrument governing the Fund as a Delaware statutory trust organized under the laws of that state. It is not intended to deprive a shareholder of any rights under federal securities laws.

11.            Please file the legal opinion of state local counsel that supports the opinion of counsel filed with the Registration Statement on July 10, 2015.

We have filed the opinion, as requested.

The Fund hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards
OFI Global Asset Management, Inc.
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-0310
tedwards@ofiglobal.com

Sincerely,

/s/ Taylor V. Edwards
Taylor V. Edwards
Vice President & Senior Counsel

cc:	Arthur S. Gabinet, Esq.
Cynthia L Bessette, Esq.
Ed Gizzi, Esq.
Kramer Levin Naftalis & Frankel LLP